                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              PNG Ventures, Inc.
                              --------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    27031F102
                                    ---------
                                 (CUSIP Number)

                       Dennis McLaughlin
                       Darren Miles
                       Kit Chambers
                       3001 Knox Street, Suite 403
                       Dallas, Texas
                       (214) 389-9800
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 10, 2008
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

CUSIP No. 27031F102                  13D                    Page 1 of 6 Pages
================================================================================

     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Earth Biofuels, Inc.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                         (b) /X/
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS

                  SC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
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 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY             Common stock 7,000,000 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH:
               -----------------------------------------------------------------
                   8     SHARED VOTING POWER

                         Common stock 7,000,000 shares

               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         Common stock 7,000,000 shares

               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         Common stock 7,000,000 shares
                ----------------------------------------------------------------

    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               Common stock 7,000,000 shares

--------------------------------------------------------------------------------

    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    79.56%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

                    CO
================================================================================
CUSIP No. 27031F102                  13D                    Page 2 of 6 Pages

Item 1.           SECURITY AND ISSUER.

            This statement relates to shares of the common stock, par value
$0.001 per share (the "Shares"), of PNG Ventures, Inc., a Nevada corporation
(the "Issuer").  The address of the principal executive offices of the Issuer is
3001 Knox Street, Suite 403, Dallas, TX 75205.

Item 2.           IDENTITY AND BACKGROUND.

      (a) This statement is filed by:

            (i)   Earth Biofuels,a Delaware corporation ("Earth"), with respect to the Shares directly and beneficially owned by it;

            (b) The address of the principal executive offices of the Issuer is
3001 Knox Street, Suite 403, Dallas, TX 75205.

            (c) The principal business of Earth is the production and distribution of alternative fuels.

            (d) No Reporting Person has, during the last five years, been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years, been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)  Dennis McLaughlin, Darren Miles and Kit Chambers, are citizens of the United States of America.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On June 30, 2008, PNG Ventures Inc., a Nevada corporation entered into and completed an acquisition pursuant  to, a Share Exchange Agreement (the “Exchange Agreement”) with Earth Biofuels, Inc. (“EBOF”), a Delaware corporation and its wholly owned subsidiary, Earth LNG, Inc, a Texas corporation (“ELNG”), as sellers, and its wholly owned subsidiary, New Earth LNG, LLC, a Delaware limited liability company (“New ELNG”), pursuant to which PNG acquired 100% ownership of New ELNG from ELNG, in exchange for the issuance of 7,000,000 shares of the common stock of PNG (“Exchange Shares”) to ELNG, of which EBOF is the parent. The assets and business which were acquired by PNG as a result of the Exchange Agreement, include a Topock, Arizona liquid natural gas production facility, and its related distribution and sales businesses, all of which are held and operated by New ELNG’s subsidiaries.

Item 4.           PURPOSE OF TRANSACTION.

             The assets and business which were acquired by PNG as a result of the Exchange Agreement, include a Topock, Arizona liquid natural gas production facility, and its related distribution and sales businesses, all of which are held and operated by New ELNG’s subsidiaries.

----------------------                                    ----------------------

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

            The  aggregate  percentage of Shares  reported  owned by Earth herein is based upon 8,798,309 Shares  outstanding, on June 30, 2008.

CUSIP No. 27031F102                  13D                    Page 3of 6 Pages

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

On June 30, 2008, PNG Ventures Inc., a Nevada corporation entered into and completed an acquisition pursuant  to, a Share Exchange Agreement (the “Exchange Agreement”) with Earth Biofuels, Inc. (“EBOF”), a Delaware corporation and its wholly owned subsidiary, Earth LNG, Inc, a Texas corporation (“ELNG”), as sellers, and its wholly owned subsidiary, New Earth LNG, LLC, a Delaware limited liability company (“New ELNG”), pursuant to which PNG acquired 100% ownership of New ELNG from ELNG, in exchange for the issuance of 7,000,000 shares of the common stock of PNG (“Exchange Shares”) to ELNG, of which EBOF is the parent. The assets and business which were acquired by PNG as a result of the Exchange Agreement, include a Topock, Arizona liquid natural gas production facility, and its related distribution and sales businesses, all of which are held and operated by New ELNG’s subsidiaries.

The closing of the Share Exchange took place on June 30, 2008.  In addition to causing PNG to have operations and no longer be deemed a blank check shell company as of June 30, 2008, the Share Exchange also resulted in a change in control of the Company, with EBOF beneficially owning and controlling (through its ownership of ELNG), 7,000,000 Exchange Shares of the Company out of a total of 8,798,309 issued and outstanding shares after giving effect to the Share Exchange (which amount does not include shares underlying certain notes to creditors).  The Exchange Shares were pledged by EBOF and ELNG, to a creditor of EBOF to secure certain loans, and, for so long as such Exchange Shares are subject to the pledge, such shares are also subject to an irrevocable proxy in favor of one of their creditors.  Additionally, new persons were elected as directors and officers of PNG as of the closing of the Share Exchange, and PNG is in the process of appointing additional executive officers and independent directors.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            99.1. Share Exchange Agreement

CUSIP No. 27031F102                  13D                    Page 4 of 6 Pages

                                  SIGNATURES
                                   ----------

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Earth Biofuels, Inc.

Dated: July 10, 2008	By:	/s/ Dennis G. McLaughlin, III
Chief Executive Officer

Earth Biofuels, Inc.

Dated: July 10, 2008	By:	/s/ Darren Miles
Chief Financial Officer

Earth Biofuels, Inc.

Dated: July 10, 2008	By:	/s/ Kit Chambers
Executive Vice President

CUSIP No. 27031F102                  13D                    Page 5 of 6 Pages

SCHEDULE A
----------

         DIRECTORS AND OFFICERS OF Earth Biofuels, Inc.

Name and Position           Principal Occupation
-------------------        --------------------------

Dennis G. McLaughlin, III   Chief Executive Officer
Darren Miles                                                            Chief Financial Officer
Kit Chambers                                                            Executive Vice President

All with Principal Business Address of 3001 Knox Street, Suite 403, Dallas, Texas

EXHIBIT INDEX
-------------

      Exhibit
      -------

99.1. Share Exchange Agreement

CUSIP No. 27031F102                  13D                    Page 6 of 6 Pages